.
                                                                               .
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                                                                               .
                                                                               .



Supplemental Material for Financial Results for FY2009 First Quarter (Unconsolidated)
(Japan GAAP)

------------------------------------------------------------------------------------------------------------------------------------
                                                 FY2008                                                       FY2009         FY2009
--------------------------------------------- -------------------------------------------------              ----------     Forecast
                                                          (Note 1)                   (Note 1)

                                                 1Q          2Q           3Q            4Q       (Apr.2007      1Q         (Apr.2008
                                                                                                  through                   through
                                                                                                 Mar.2008)                 Mar.2009)
-----------------------------------------------------------------------------------------------------------------------   ----------
Domestic vehicle production                      1,018        982         1,133        1,131       4,264        1,027       4,083
(thousands of units)
-----------------------------------------------------------------------------------------------------------------------   ----------
Overseas vehicle production                      1,084      1,070         1,129        1,141       4,424        1,164       4,360
(thousands of units)
-----------------------------------------------------------------------------------------------------------------------   ----------
Vehicle Sales (thousands of units)               1,021        987         1,148        1,147       4,303        1,033       4,160
     ------------------------------------------------------------------------------------------------------------------   ----------
     Domestic                                      358        371           410          456       1,595          368       1,560
     ------------------------------------------------------------------------------------------------------------------   ----------
     Exports                                       663        616           738          691       2,708          665       2,600
     ------------------------------------------------------------------------------------------------------------------   ----------
          North America                            326        307           350          321       1,304          310       1,160
     ..................................................................................................................   ..........
            Europe                                 114         94           103          116         427          117         470
     ..................................................................................................................   ..........
             Asia                                   35         36            48           45         164           48         180
     ..................................................................................................................   ..........
        Central and South                           30         31            33           25         119           26          90
            America
     ..................................................................................................................   ..........
            Oceania                                 45         41            49           52         187           51         180
     ..................................................................................................................   ..........
             Africa                                 39         33            37           33         142           35         150
     ..................................................................................................................   ..........
          Middle East                               72         72           117           98         359           76         370
     ..................................................................................................................   ..........
             Other                                   2          2             1            1           6            2
-----------------------------------------------------------------------------------------------------------------------   ----------
Housing Sales (units)                              732      1,160         1,198        1,532       4,622          771       5,000
-----------------------------------------------------------------------------------------------------------------------   ----------
Net Sales (billions of yen)                      2,908.8    2,828.3       3,238.4      3,103.7    12,079.2      2,890.5    11,900.0
     ------------------------------------------------------------------------------------------------------------------   ----------
            Domestic                               793.7      820.4         935.2      1,000.5     3,549.8        859.9
     ..................................................................................................................   ..........
             Exports                             2,115.1    2,007.9       2,303.2      2,103.2     8,529.4      2,030.6
-----------------------------------------------------------------------------------------------------------------------   ----------
Operating Income (billions of yen)                 324.6      285.1         299.0        199.9     1,108.6        173.5       500.0
  (Operating Income Ratio) (%)                   (  11.2 )  (  10.1  )  (     9.2  )   (   6.4  )  (   9.2  )    (  6.0  )  (   4.2)
-----------------------------------------------------------------------------------------------------------------------   ----------
Ordinary Income (billions of yen)                  511.0      341.4         498.7        229.5     1,580.6        401.4       980.0
  (Ordinary Income Ratio) (%)                    (  17.6 )  (  12.1  )  (    15.4  )   (   7.4  )  (  13.1  )   (  13.9 )   (   8.2)
-----------------------------------------------------------------------------------------------------------------------   ----------
Net Income (billions of yen)                       361.5      240.4         375.1        161.1     1,138.1        321.1       770.0
  (Net Income Ratio) (%)                         (  12.4 )  (   8.5  )  (    11.6  )   (   5.2  )  (   9.4  )   (  11.1 )   (   6.5)
-----------------------------------------------------------------------------------------------------------------------   ----------
Research & Development (billions of yen)           194.1      184.6         213.6        226.2       818.5        199.6       780.0
-----------------------------------------------------------------------------------------------------------------------   ----------
Depreciation (billions of yen)                      72.8       77.7          63.3         63.6       277.4         68.8       320.0
-----------------------------------------------------------------------------------------------------------------------   ----------
Capital Expenditures (billions of yen)              49.0       94.7          90.1        167.4       401.2         64.5       400.0
-----------------------------------------------------------------------------------------------------------------------   ----------


-----------------------------------------------------------------------
Analysis of Net Income FY2009 1Q                         Unconsolidated

(billions of yen, approximately)
-----------------------------------------------------------------------
Marketing Efforts                                              60.0
-----------------------------------------------------------------------
Cost Reduction Efforts                                        -10.0
-----------------------------------------------------------------------
     From Engineering                                         -20.0
-----------------------------------------------------------------------
     From Manufacturing and Logistics                          10.0
-----------------------------------------------------------------------
Effects of Changes in Exchange Rates                         -190.0
-----------------------------------------------------------------------
Increases in Expenses, etc                                    -11.1
-----------------------------------------------------------------------
     (Changes in Operating Income)                           -151.1
-----------------------------------------------------------------------
Non-operating Income                                           41.5
-----------------------------------------------------------------------
Income Taxes, etc                                              69.2
-----------------------------------------------------------------------
     (Changes in Net Income)                                  -40.4
-----------------------------------------------------------------------

Cautionary Statement with Respect to Forward-Looking Statements
This report contains forward-looking statements that reflect Toyota's plans and expectations.
These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the Euro, the Australian dollar, the Canadian dollar and the British pound; (iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (iv) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota's automotive operations, particularly laws, regulations and government policies relating to trade, environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies that affect Toyota's other operations, including the outcome of future litigation and other legal proceedings; (v) political instability in the markets in which Toyota operates; (vi) Toyota's ability to timely develop and achieve market acceptance of new products; and (vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.
A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.


(Note 1) For the year ended March 31, 2008, 2Q = 1st Half - 1Q, 4Q = Fiscal year
         - 3Q (the first nine-month period)
(Note 2) Shows the number of employees (excluding loan employees from Toyota and its consolidated subsidiaries ("Toyota") to outside Toyota and including loan employees from outside Toyota to Toyota)
(Note 3) Figures for depreciation and capital expenditures do not include vehicles in operating lease.
(Note 4) Excluding financial subsidiaries
(Note 5) Calculation: Cash flows from operating activities + Cash flows from investing activities (excluding financial entities)